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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                       FINAL AMENDMENT TO SCHEDULE 13E-4
                         Issuer Tender Offer Statement
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                    ALLIANCE CAPITAL MANAGEMENT HOLDING L.P.
                     f/k/a ALLIANCE CAPITAL MANAGEMENT L.P.
                  (Name of issuer and person filing statement)

                     Units of Limited Partnership Interest
                         (Title of class of securities)

                                   01855A101
                     (CUSIP number of class of securities)

                                DAVE H. WILLIAMS
                    ALLIANCE CAPITAL MANAGEMENT CORPORATION
                          1345 Avenue of the Americas
                            New York, New York 10105
                                 (212) 969-1000
                 (Name, address and telephone number of person
                authorized to receive notices and communications
                   on behalf of the person filing statement)


                                   Copies to:
   Phillip R. Mills, Esq.                       David R. Brewer, Jr., Esq.
    Davis Polk & Wardwell                    Alliance Capital Management L.P.
    450 Lexington Avenue                       1345 Avenue of the Americas
  New York, New York 10017                       New York, New York 10105
       (212) 450-4000                                 (212) 969-1000

                               September 30, 1999
     (Date tender offer first published, sent or given to security holders)

                           CALCULATION OF FILING FEE
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    Transaction Valuation*                             Amount of Filing Fee
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        $938,525,000                                         $260,910
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*Determined pursuant to Rule 0-11(b)(1). Based upon the market value of the maximum number of Alliance Capital Management L.P. units to be received by Alliance Capital Management L.P. in the exchange (34,600,000 units) as established by the average of the high and low sales prices of the Alliance Capital Management L.P. units on September 24, 1999 on the consolidated tape, which was $27.1250.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    (a) $ 91,790                        Filing Party:  (a) Alliance Capital Management L.P.
                           (b) $218,990                                       (b) Alliance Capital Management L.P. II
Form or Registration No.:  (a) Preliminary Proxy Statement     Date Filed:    (a) April 22, 1999
                                 on Schedule 14A
                           (b) Registration No. 333-84477                     (b) August 3, 1999

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



     This final Amendment amends the Schedule 13E-4 (the "Schedule 13E-4") of Alliance Capital Management Holding L.P., f/k/a Alliance Capital Management L.P. ("Alliance Holding"), filed on September 30, 1999, as amended by Amendment No. 1 filed on October 7, 1999 and Amendment No. 2 filed on October 15, 1999, relating to the offer by Alliance Holding to each of its unitholders to exchange up to 34,600,000 units, each unit representing an assignment of a beneficial interest in a corresponding limited partnership interest in Alliance Holding (a "Unit"), for units of limited partnership interest in Alliance Capital Management L.P., f/k/a Alliance Capital Management L.P. II, upon the terms and subject to the conditions set forth in the Exchange Offer Prospectus dated September 30, 1999 and the related Letter of Transmittal. Terms defined in the Schedule 13E-4 and not separately defined herein shall have the meaning of such terms in the Schedule 13E-4.

     Item 1. Security and Issuer.

     A total of 4,731,279 Units were validly tendered in the exchange offer and not withdrawn, including Units for which certificates were delivered to the Depository pursuant to the offer's guaranteed delivery procedure. Alliance Holding has accepted all such validly tendered Units, and as a result no proration factor has been applied.

     Item 9.  Material to be Filed as Exhibits.

     Item 9 is hereby amended by the addition of the following Exhibits:

     (a)(9) Press Release dated October 29, 1999

     (a)(10) Second Press Release dated October 29, 1999



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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this final Amendment to the Schedule 13E-4 is true, complete and correct.

                                   ALLIANCE CAPITAL MANAGEMENT HOLDING L.P.

                                   By: ALLIANCE CAPITAL MANAGEMENT CORPORATION,
                                       GENERAL PARTNER

                                   By: /s/ Robert H. Joseph, Jr.
                                      ------------------------------------------
                                      Name:  Robert H. Joseph, Jr.
                                      Title: Senior Vice President and
                                               Chief Financial Officer


Dated: November 11, 1999




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